Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Repayment of its Outstanding Convertible Notes

BEIJING, China, November 26, 2014 /PRNewswire/ – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced that it has completed the redemption of all of its 5% senior secured convertible notes (the “Note”) due 2018. The Company originally announced on November 11, 2014 its intention to fully redeem the Note on December 1, 2014 pursuant to a note redemption agreement entered into with TPG on November 7, 2014. The Company redeemed the Note in full earlier on November 21, 2014, reducing the interest payable in connection with the redemption. The total cash redemption amount, including the Principal, accrued interest up to and including November 21, 2014 and the premium, totaled US$86,272,849.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

Mr. William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com